UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 20)*

LivePerson, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

538146101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☐ Rule 13d-l(c)
☒ Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 538146101	13G/A	Page 2 of 5 Pages

1. Names of Reporting Persons
Robert P. LoCascio
2. Check the Appropriate Box if a Member of a Group (see instructions)
☐ (a)	Not Applicable
☐ (b)	Not Applicable
3. SEC Use Only
4. Citizenship or Place of Organization		United States
Number of Shares Beneficially OWNED by Each Reporting Person With	5. Sole Voting Power	5,381,727 (1)
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	5,381,727 (1)
	8. Shared Dispositive Power	-0-
9. Aggregate Amount Beneficially Owned by Each Reporting Person		5,381,727 (1)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		7.6% (2)
12. Type of Reporting Person (See Instructions)		IN

(1) Includes (i) 4,226,983 shares of Common Stock held indirectly by the Reporting Person through Ikon LP, a limited partnership of which the Reporting Person is the sole owner as of December 31, 2021, (ii) 405,084 shares of Common Stock held directly by the Reporting Person, and (iii) 749,660 shares of Common Stock that are subject to stock options exercisable by the Reporting Person within 60 days of December 31, 2021.
(2) Based on a total of 70,763,137 shares of the Company’s Common Stock outstanding as of October 29, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 and assumes the exercise of 749,660 stock options held by Mr. LoCascio, but assumes no exercise of any other derivative or convertible securities related to the Common Stock.

Item 1.
(a) Name of Issuer:
    LivePerson, Inc.
(b) Address of Issuer’s Principal Executive Offices:
    530 7th Ave, Floor M1, New York, NY 10018
Item 2.
(a)     Name of Person filing:
Robert P. LoCascio
(b) Address or Principal Business Office or, if None, Residence:
    c/o LivePerson, Inc., 530 7th Ave, Floor M1, New York, NY 10018
(c) Citizenship:
    United States
(d) Title of Class of Securities:
    Common Stock, par value $0.001 per share (the “Common Stock”)
(e) CUSIP No:
    538146101
Item 3.    If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)    ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)    ☐    An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);
(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);
(g)    ☐    A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14)of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    ☐    A non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J);
(k)    ☐    Group, in accordance with §240.13d-l(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(1)(ii)(J), please specify the type of institution: Not Applicable
Item 4.    Ownership.
(a)     Amount beneficially owned:    5,381,727
As of December 31, 2021, the Reporting Person may be deemed to beneficially own 5,381,727 shares of the Common Stock. This number includes (i) 4,226,983 shares of Common Stock held indirectly by the Reporting Person through Ikon LP, a limited partnership of which the Reporting Person is the sole owner as of December 31, 2021, (ii) 405,084 shares of Common Stock held directly by the Reporting Person, and (iii) 749,660 shares of Common Stock that are subject to stock options exercisable by the Reporting Person within 60 days of December 31, 2021.

(b) Percent of class: 7.6%
Based on a total of 70,763,137 shares of the Company’s Common Stock outstanding as of October 29, 2021 as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021 and assumes the exercise of 749,660 stock options held by Mr. LoCascio, but assumes no exercise of any other derivative or convertible securities related to the Common Stock.

(c) Number of shares as to which the person has:
(i)    Sole power to vote or to direct the vote    5,381,727
This number includes (i) 4,226,983 shares of Common Stock held indirectly by the Reporting Person through Ikon LP, a limited partnership of which the Reporting Person is the sole owner as of December 31, 2021, (ii) 405,084 shares of Common Stock held directly by the Reporting Person, and (iii) 749,660 shares of Common Stock that are subject to stock options exercisable by the Reporting Person within 60 days of December 31, 2021.
(ii)    Shared power to vote or to direct the vote    -0-
(iii)    Sole power to dispose or to direct the disposition of     5,381,727
This number includes (i) 4,226,983 shares of Common Stock held indirectly by the Reporting Person through Ikon LP, a limited partnership of which the Reporting Person is the sole owner as of December 31, 2021, (ii) 405,084 shares of Common Stock held directly by the Reporting Person, and (iii) 749,660 shares of Common Stock that are subject to stock options exercisable by the Reporting Person within 60 days of December 31, 2021.
(iv)    Shared power to dispose or to direct the disposition of -0-
Item 5.    Ownership of 5 Percent or Less of a Class.
Not Applicable.
Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.
Item 8.    Identification and Classification of Members of the Group.
Not Applicable.
Item 9.    Notice of Dissolution of Group.
Not Applicable.
Item 10.    Certifications.

Not Applicable.

SIGNATURE
    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2022
(Date)

/s/ Robert P. LoCascio
(Signature)

Robert P. LoCascio, Chief Executive Officer
(Name and Title)